UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022

(Report No. 3)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ______

CONTENTS

As previously disclosed by Brenmiller Energy Ltd. (the “Company”) on a Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on November 30, 2022, the Company entered into a definitive securities purchase agreement with certain investors on November 29, 2022 for the issuance in a private placement of units (each a “Unit”), each Unit consisting of one ordinary share of the Company and one non-registrable and non-tradeable warrant, for a total of 1,996,359 ordinary shares and 1,996,359 associated warrants at a purchase price of NIS 5.33 ($1.55) per Unit (the “Original SPA”).

On December 6, 2022, one of the parties to the Original SPA and one additional investor agreed with the Company to purchase 341,905 additional Units (the “Additional Investment”) in the same terms agreed at the Original SPA.

The Additional Investment is expected to result in gross proceeds to the Company of approximately NIS 1,822,360 ($ 530,064), bringing the total proceeds of the Original SPA and the Additional Investment to approximately NIS 12,462,970 ($3,625,064), based on an exchange rate of NIS 3.438 for $1.00 published by the Bank of Israel on November 28, 2022. The Company intends to use the net proceeds from the Additional Investment for general corporate purposes, including working capital. The completion of the transactions contemplated by the Original SPA and Additional Investment are subject to the approval of the Company’s shareholders in a special meeting that is expected to occur in or around January 2023.

The securities described herein (the “Securities”) have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. The investors described herein received piggyback registration rights for their ordinary shares and associated warrants. The Company has agreed to file a registration statement with the SEC to register the resale of the warrant shares of the warrants sold in the Additional Investment and under the Second SPA thirty (30) days after becoming shelf registration statement eligible. Upon effectiveness of such registration statement, the aforementioned piggyback rights shall expire.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: December 8, 2022	By:	/s/ Avraham Brenmiller
	Name:	Avraham Brenmiller
	Title:	Chief Executive Officer

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